Release according to Article 41 of the WpHG [the German Securities Trading Act]

Biofrontera AG / Total Voting Rights Announcement

31.10.2018

Publication of total number of voting rights

1. Details of issuer

Biofrontera AG

Hemmelrather Weg 201

51377 Leverkusen

Germany

2. Type of capital measure

	Type of capital measure	Date of status / date of effect
X	Conditional capital increase (Sec. 41 para. 2 WpHG)	31.10.2018
	Other capital measure (Sec. 41 para. 1 WpHG)

3. New total number of voting rights:

44,597,174

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com